February 27, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Corey Jennings, Special Counsel

Re:	Province of Nova Scotia

Registration Statement under Schedule B

Filed October 14, 2016

File No. 333-214108

Form 18-K for Fiscal Year Ended March 31, 2015, as amended

Filed December 17, 2015, as amended October 13, 2016

File No. 033-25297

Dear Mr. Jennings:

This letter responds to the letter dated November 10, 2016 from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced registration statement under Schedule B (the “Registration Statement”) and Form 18-K (the “FY 2015 Form 18-K”). For your convenience, the Staff’s comments have been reproduced below, followed by the responses of the Province of Nova Scotia (the “Province”).

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement and annual report, as amended, to provide the most recent data.

The Province filed a Form 18-K for its fiscal year ended March 31, 2016 on February 9, 2017 (the “FY 2016 Form 18-K”). The Province advises the Staff that the Registration Statement and the FY 2016 Form 18-K, and the documents incorporated by reference therein, include the most recent data available to the Province.

Enforceability and Governing Law, page 5

2.	Please disclose whether an investor may bring an action under the civil liability provisions of the U.S. federal securities laws in the United States or in an original action in Canada and discuss an investor’s ability to effect service of process on the Province.

In response to the Staff’s comment, the Province has revised pages 5 and 6 of the Registration Statement to add disclosure responsive to this comment.

Contents of the Registration Statement, page II-3

3.	Please file the form of indenture or fiscal agency agreement under which the debt securities will be issued.

The Province respectfully submits that the Registration Statement states that such an agreement would be filed as an amendment to the Province’s Form 18-K incorporated by reference into the Registration Statement or a post-effective amendment to the Registration Statement relating to a particular issue of debt securities. The Province respectfully requests that the Staff take into account the following:

•	Filing the fiscal agency agreement or indenture with an amendment to the Province’s Form 18-K without filing a form thereof with the Registration Statement prior to going effective is consistent with the past practice of the Province, and the Province is not aware of any change to statute, rule, regulation or the Staff’s position on this matter since the previous registration statement and offerings of debt securities by the Province;

•	The Province believes that filing the fiscal agency agreement or indenture with an amendment to the Province’s Form
18-K without filing a form thereof prior to the Registration Statement going effective is consistent with the letter of no action given by the Staff to the Province in connection with securities offerings by the Province (No-Action Letter dated October 27, 1999 and the Staff’s letter dated November 1, 1999); and

•	The Province refers to registration statements of the Province of Manitoba (effective in 2015) and the Province of Ontario (effective in 2016), each of which provides that the fiscal agency agreement or indenture would be filed by an amendment to each such province’s Form 18-K, and which did not have the form thereof filed as an exhibit to the registration statement prior to going effective.

Exhibit (v), page II-7

4.	Please update to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19 (CF).

The Province has reviewed Section III.B.2. of Staff Legal Bulletin No. 19 (CF). In response to the Staff’s comment, the Province has revised the Attorney General’s consent on Exhibit (iv), page II-6 to add disclosure responsive to this comment.

Form 18-K filed December 17, 2015

Exhibit 1, Description of the Province of Nova Scotia

General Issues, Current Issues Concerning Native Person, page 8

5.	Please update to disclose any progress made in the negotiations between the Province, Canada and the Mi’kmaq since 2010.

In response to the Staff’s comment, the Province has included such disclosure in the “General Issues – Current Issues Concerning Native Persons” section, pages 7 and 8, of the FY 2016 Form 18-K.

Selected Economic Information, page 11

6.	Please provide disclosure that describes the differences between GDP and GDP at Basic Prices.

In response to the Staff’s comment, the Province has included such disclosure in footnote 2 in the Select Economic Information table, page 10, of the “Principal Economic Indicators” section of the FY 2016 Form 18-K.

Capital Expenditures, page 17

7.	We note that you have suppressed certain data for confidentiality reasons and that the types of suppressed data have varied from year to year. Please advise us of the basis for suppressing data and why that information is not material to investors. Also advise us why the types of data have varied in different periods and the reasons for suppressing data from earlier periods.

The Province respectfully submits that the data is suppressed by Statistics Canada, the national statistics agency. There are a number of reasons for which data may be suppressed by Statistics Canada:

•	The most common reason is to protect the confidentiality of survey respondents. If there are few survey respondents underlying a particular data point and/or if there are individual responses that account for a significant portion of the data point, then these are likely to be suppressed to prevent inference of the results for one particular respondent.

•	Statistics Canada may also suppress a data point even when the data point itself does not meet the threshold for confidentiality protection. This is typically done when there is one suppressed data point in a set of data points for which a total is reported. To avoid inference by subtracting from the total, a second data point is chosen to be suppressed in order to preserve the confidentiality of the one data point that does meet the confidentiality threshold. This is often referred to as “residual suppression”.

•	In some circumstances, data are also deemed to be of insufficient quality to publish as their variation could be attributable to how well the sample represents the population of households or businesses instead of a variation associated with economic conditions.

The patterns of confidentiality can change over time because the underlying population being sampled begins to cross the thresholds for which data suppression is necessary to protect confidentiality of the industry. Patterns of confidentiality may also change over time based on Statistics Canada’s determination of residual suppression requirements.

The Province notes that the vast majority of categories of capital expenditures have not been suppressed in the FY 2015 Form 18-K. Accordingly, it is the Province’s view that the Capital Expenditures table in the FY 2015 Form 18-K and in the FY 2016 Form 18-K provide investors with sufficient information relating to the capital expenditures of the Province such that the suppressed information is not material to investors.

Energy, page 26

8.	Here or in another appropriate section, please disclose with greater specificity any material impact that the drop in oil prices has had on the energy sector and other sectors of the economy.

In response to the Staff’s comment, the Province has included such disclosure in the “Energy” section, page 25, of the FY 2016 Form 18-K.

Loans and Investments, Housing Act, page 49

9.	To the extent material, here or in another section, please discuss the federal housing laws passed in October and any impact they are expected to have on Nova Scotia’s economy.

In response to the Staff’s comment, the Province has included such disclosure in the “Goods Producing Industries—Construction” section, page 18, of the FY 2016 Form 18-K.

Form 18-K/A filed October 13, 2016

Exhibit 99.4: Forecast Update, September 20, 2016

Nova Scotia Economic Performance, page 13

10.	Here or elsewhere, please discuss the reasons why investments in residential structures have significantly declined.

In response to the Staff’s comment, the Province has included such disclosure in the “Good Producing Industries - Construction” section, page 17, of the FY 2016 Form 18-K.

Key Risks, Economic, page 15

11.	Here or elsewhere, please discuss the new restrictions that are proposed for Canadian exporters referenced in the second paragraph under this heading. Additionally, please include a table that sets forth exports and imports by country.

In response to the Staff’s comment, the Province notes that one of the contemplated restrictions was with respect to lobster shipments to the European Union, which has not been implemented. The Province has included additional disclosure with regard to potential restrictions in the “Goods Producing Industries – Forestry” and “Exports” sections, pages 20 and 24, respectively, of the FY 2016 Form 18-K and tables that set forth exports and imports by country in the “Exports” section, page 23, of the FY 2016 Form
18-K.

12.	Please include a discussion of the Comprehensive Economic and Trade Agreement and any material impact the Canada-EU free trade deal is expected to have on Nova Scotia’s economy.

In response to the Staff’s comment, the Province has included such disclosure in the “Exports” section, page 24, of the FY 2016 Form 18-K.

13.	Here or elsewhere, please discuss the impact of recent changes to your healthcare system in light of the Province’s aging population.

In response to the Staff’s comment, the Province respectfully submits that there have not been any material recent changes to the Province’s healthcare system and that no additional disclosure on this point would be material to investors.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

Please contact the undersigned at (902) 424-8634 or David H. Landau of Ballard Spahr LLP at (646) 346 -8073 if you have any questions about the Province’s responses.

Sincerely,

/s/ Roy S. Spence

Roy S. Spence

Director, Liability Management & Treasury Service

cc:	Byron Rafuse, Deputy Minister of Finance & Treasury Board

David H. Landau, Esq.

5